Exhibit 4.1

CONFORMED COPY

AMENDMENT TO RIGHTS AGREEMENT

AMENDMENT, dated as of October 18, 2012 (“Amendment”), to Rights Agreement dated as of November 2, 2011 (the “Rights Agreement”), between WebMD Health Corp., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York Limited Liability Company, as Rights Agent (the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent previously entered into the Rights Agreement; and

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 26.

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Amendment, the parties hereby amend the Rights Agreement as follows:

1. Section 1(a)(iii) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(iii) any Person who has become and is such a Beneficial Owner solely because (A) of a change in the aggregate number of shares of the Company Common Stock since the last date on which such Person acquired Beneficial Ownership of any shares of the Company Common Stock and who has not acquired Beneficial Ownership of any additional shares since the date on which such Person became such a Beneficial Owner, (B) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (1) cause such Beneficial Ownership to be equal to or exceed 12% of the shares of the Company Common Stock then outstanding and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company that are inaccurate or out-of-date or (2) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a)(ii) to occur or (C) of the grant of any equity compensation award (including, without limitation, an equity compensation award in the form of options, warrants, rights, restricted stock, restricted stock units, or similar securities) by the Company to a director of the Company. Notwithstanding clause (iii)(B) of the foregoing sentence, if any Person that is not an Acquiring Person due to such clause (iii)(B) does not reduce its percentage of Beneficial Ownership of the Company Common Stock to less than 12% (or, in the case solely of Derivative Common Shares (as such term is hereinafter defined), does not terminate the subject derivative transaction or transactions or disposes of the subject derivative security or securities, or establish to the satisfaction of the Board of Directors of the Company that such Derivative Common Shares are not held with any intention of changing or influencing control of the Company), in each case as promptly as practicable after notice from the Company that such Person’s Beneficial Ownership of the Company Common Stock is equal to or exceeds 12%, such Person shall then become an Acquiring Person (and such clause (iii)(B) shall no longer apply to such Person). For purposes of this definition, the determination of whether any Person acted in “good faith” or “as promptly as practicable” shall be conclusively determined by the Board of Directors of the Company, acting by a vote of those directors of the Company whose approval would be required to redeem the Rights under Section 23.”

2. Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the earlier of (i) the Close of Business on October 31, 2014 (the “Final Expiration Date”) and (ii) the time at which the Rights are redeemed as provided in Section 23 (the earlier of (i) and (ii) being the “Expiration Date”), the registered holder of any Rights Certificate may, subject to the provisions of Sections 7(e) and 9(c), exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the number of Units of Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.”

3. Section 7(b) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(b) The purchase price for each one one-thousandth of a share (each such one one-thousandth of a share being a “Unit”) of Preferred Stock upon exercise of a Right shall be $66.29, subject to adjustment or reduction from time to time as provided in Sections 11 and 13(a) (such purchase price, as so adjusted, being the “Purchase Price”), and shall be payable in accordance with paragraph (c) below.”

4. This Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

5. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.

7. From and after the date hereof, all references to (i) the Rights Agreement and (ii) “this Agreement” in the Rights Agreement, in each case, shall mean the Rights Agreement, as amended hereby.

8. This Amendment may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their behalf as of the date first above written.

WEBMD HEALTH CORP.

By:	/s/ Douglas W. Wamsley
Name:	Douglas W. Wamsley
Title:	Executive Vice President

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Isaac J. Kagan
Name:	Isaac J. Kagan
Title:	Vice President

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